Delisting Determination,The Nasdaq Stock Market, LLC,
February 17, 2016, Global Defense & National Security Systems, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Global Defense & National Security Systems, Inc.
(the Company), effective at the opening of the trading session on February 29, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(3). The Company was notified of the Staffs determination on May 20, 2015. The
Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated May 22, 2015, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule 5550(a)(3). However, the Company was unable to meet the exception milestones as required.
On November 23, 2015, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on November 25, 2015.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on January 7, 2016.